CADENCE RESOURCES CORPORATION
                        410 Copper Ridge Drive, Suite 100
                          Traverse City, Michigan 49684


                                                                February 9, 2006

Via EDGAR Correspondence
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn:    Tangela S. Richter, Branch Chief
         Mail Stop 7010

                 Re: Post-Effective Amendment No. 3 to Form SB-2
             For Cadence Resources Corporation; File No. 333-110099

Dear Ms. Richter:

      Cadence Resources Corporation is enclosing herewith an acceleration request with respect to the above captioned registration statement. In connection with such request, Cadence hereby acknowledges that:

      o Should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

      o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

      o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Very truly yours,

                                        CADENCE RESOURCES CORPORATION

                                        By: /s/  William W. Deneau
                                           -------------------------------------
                                                 William W. Deneau, President